Filed by Whiting Petroleum Corporation

(Commission File No. 001-31899)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Whiting Petroleum Corporation

(Commission File No. 001-31899)

EMAIL TO WHITING EMPLOYEES

As we shared last week, we are committed to frequent and open communication as we bring our companies together.  Attached is an update on integration planning.  In addition, we are providing two links: 1) a summary of bonus and severance benefits and 2) Whiting's severance plan.  Please feel free to stop by our offices, should you want to discuss.  In addition, questions can be e-mailed to MergerQuestions@whiting.com.

Regards,

Lynn, Jimmy, Chip and Scott

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Whiting’s or Oasis’ industry, future events, the proposed transaction between Whiting and Oasis (the “proposed transaction”), the estimated or anticipated future results and benefits of the combined company following the proposed transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, anticipated levels of free cash flow and debt, shareholder returns (including the payment of future dividends), future opportunities for the combined company, statements regarding the payment of bonuses, change of control benefits and severance benefits, and other statements that are not historical facts. These statements are based on current expectations and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Whiting’s and Oasis’ businesses and the proposed transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the possibility that stockholders of Whiting and Oasis may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Whiting and Oasis; the effects of the business combination of Whiting and Oasis, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction.

Additional factors that could cause results to differ materially from those described above can be found in Whiting’s Annual Report on Form 10-K for the year ended December 31, 2021 (as amended), which is on file with the Securities and Exchange Commission (the “SEC”) and available on Whiting’s website at www.whiting.com under the "Investor Relations" tab, and in other documents Whiting files with the SEC; and in Oasis’ Annual Report on Form 10-K for the year ended December 31, 2021, which is on file with the SEC and available on Oasis’ website at www.oasispetroleum.com under the “Investors” tab, and in other documents Oasis files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Whiting nor Oasis assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information Regarding the Merger Will Be Filed With the SEC

This communication is being made in respect of the proposed transaction involving Whiting and Oasis. The proposed transaction will be submitted to stockholders of Whiting and stockholders of Oasis for their consideration and approval at a special meeting of the respective stockholders of each. In connection with the proposed transaction, Whiting and Oasis intend to file materials with the SEC, including a Registration Statement on Form S-4 of Oasis (the “Registration Statement”) that will include a joint proxy statement/prospectus to be distributed to the stockholders of Whiting and the stockholders of Oasis in connection with the solicitation of proxies for the vote of the respective stockholders of each in connection with the proposed transaction and other matters as described in such proxy statement. After the Registration Statement has been declared effective by the SEC, Whiting and Oasis intend to mail a definitive joint proxy statement/prospectus (the “Definitive Proxy Statement”) and other relevant documents to their respective stockholders as of the record date established for voting on the proposed transaction. Investors and security holders of Whiting and Oasis are each advised to read, when available, the Registration Statement and any amendments thereto, the Definitive Proxy Statement, once available, and other relevant documents to be filed by Whiting and Oasis with the SEC in connection with Whiting’s and Oasis’ solicitation of proxies for their respective special meetings of stockholders to be held to approve the proposed transaction, because the Registration Statement, the Definitive Proxy Statement and such other relevant documents will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the Registration Statement, the Definitive Proxy Statement, and other relevant documents filed by Whiting and Oasis with the SEC (when they become available), without charge, at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Whiting will be available free of charge at Whiting’s website at www.whiting.com under the "Investor Relations" tab or by directing a request to: Investor Relations Department at (303) 837-1661 or BrandonD@whiting.com. Copies of documents filed with the SEC by Oasis will be available free of charge at Oasis’ website at www.oasispetroleum.com under the “Investors” tab or by directing a request to: Oasis’ Investor Relations Department at (281) 404-9600 or ir@oasispetroleum.com.

Participants in the Solicitation

Whiting and Oasis and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Whiting’s stockholders and Oasis’ stockholders in connection with the proposed transaction. Information regarding the directors, executive officers, other members of management, and employees of Whiting is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on March 29, 2021. Information regarding the directors, executive officers, other members of management, and employees of Oasis is included definitive proxy statement for its 2021 annual meeting filed with the SEC on March 18, 2021. Additional information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Whiting’s stockholders and Oasis’ stockholders in connection with the proposed transaction will be set forth in the Registration Statement, the Definitive Proxy Statement and other materials when they are filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Joint Integration Update Letter

Whiting and Oasis Teams,

We want to begin by saying thank you for your continued hard work and dedication to operating safely and collaboratively. It’s been a busy couple weeks since we announced our proposed merger. We have enjoyed seeing many of you at our Town Halls, and we’ve appreciated your willingness to ask tough questions, while being open-minded about how the future will look. Leaders from both companies are excited to get to know our teams better and will make more visits to our corporate and field offices in the coming weeks and months.

We are writing today with a few updates on our pending merger. In the coming months, we will continue to share updates with information on our progress toward the close and the integration planning process. We will also include answers to some of the frequently asked questions (FAQs) we have been receiving.

If you have questions that have not yet been addressed, please send them to MergerQuestions@oasispetroleum.com if you are an Oasis employee, and to MergerQuestions@whiting.com if you are a Whiting employee. Please keep in mind that we are still early in this process, and many decisions have not yet been made. We will answer the questions we can and keep those we don’t have an answer to yet in mind for later in the process.

Announcing the Leaders for our Integration Planning Team

We’re excited to share that we have named the leads of our integration planning team. Jason Swaren, Vice President of Operations for Oasis, will lead from the Oasis side, and Kevin Kelly, Vice President, Business Development and ESG for Whiting, will lead the team from the Whiting side.

Kevin joined Whiting in 2018 after spending 20 years with Anadarko Petroleum Corporation. Jason joined Oasis in 2012, after working in Operations at Schlumberger for nearly 20 years.

Jason and Kevin, in conjunction with other management members, are currently interviewing external integration planning advisors and the combined group will be putting together the rest of the team that will lead the integration planning effort. We will share more updates about their work, including team members, as decisions are made. Please note an individual’s participation on the integration team, or in initial integration meetings, is not an indication of their future employment. Finally, the integration process will take time but we are committed to providing frequent updates and as much transparency in the process as possible.

Send Your Suggestions for our New Company Name!

As previously announced, the combined company will operate under a new name and is expected to trade on the NASDAQ under a new ticker. We would love to hear your ideas for our new company name! Please share suggestions with NewName@Whiting.com (Whiting employees) and NewName@oasispetroleum.com (Oasis employees).

Change in Control Benefits

We know there are questions about how the merger will impact 2022 bonuses and RSUs and what severance will be for employees who ultimately leave the company. We have outlined what we know now in the linked documents within the integration email. We commit to providing timely updates as additional decisions are made.

We also want to reiterate several important points:

•	There is no change to your compensation or benefits between now and close.
•	We expect to maintain nearly all staff through year-end.
•	Senior leaders from Whiting and Oasis will be visiting corporate and field offices over the coming weeks and months to get to know the teams.
•	People will drive our success. Stay focused on doing your best.

Business as Usual Until Close

As a reminder, we expect the transaction to close in the second half of this year, subject to customary closing conditions. In the meantime, we are operating as separate companies. Let’s all stay focused on executing safely and supporting each other. For legal reasons, we want to remind you not to comment on social media about the transaction and to refrain from connecting with our future colleagues at the other company unless you are directed to do so in connection with the integration planning process.

We are fortunate to work alongside such talented and dedicated colleagues. Thank you again for all you do for Oasis and Whiting.

Sincerely,

Lynn Peterson and Danny Brown

WHITING COMPENSATION BENEFITS COMMUNICATION

The proposed merger with Oasis Petroleum Inc. (“Oasis”) will result in certain compensation benefits upon closing. The first group of benefits relates to the 2022 incentive cash bonus, and the second group of benefits relates to Change in Control benefits for employees who are terminated upon or after closing. Below is a summary of such benefits, which apply to employees below the VP level. However, this summary is intended for discussion purposes only and is qualified by reference to the full terms and conditions described in the applicable compensation arrangements or the documentation governing the proposed merger, as applicable.

What are the 2022 incentive cash bonus benefits?

Bonuses for the 2022 calendar year will be measured and paid, pro rata, in two separate periods: (1) before the closing of the merger and (2) after closing of the merger, as follows:

•	For the performance period before closing, cash bonuses will be based on the greater of (i) target or (ii) actual company performance as determined by the Whiting Board immediately prior to closing;

•	For the performance period after closing and until December 31, 2022, cash bonuses will be based on 150% of target;

•	For the pro-rated bonus, in both periods, corporate performance and individual performance will be considered, and employees must remain employed through the second performance period unless the merged company determines an earlier termination is warranted, in which case a pro-rata bonus will be paid.

What are the Change in Control benefits?

Upon closing, the merger with Oasis will constitute a Change in Control under Whiting’s benefits plans and may lead to certain enhanced severance benefits for employees who experience a qualifying termination of employment.  These “Enhanced Severance Benefits” may include cash payments, continuation of COBRA benefits, and accelerated vesting of restricted stock unit awards.  The mechanics of these benefits are set forth in Whiting’s 2021 Employee Severance Plan (as amended from time to time) and your individual restricted stock unit award agreement.

Who receives the Enhanced Severance Benefits?

If the Oasis merger closes, individuals who are involuntarily terminated without “Cause” or permanently laid off will receive the Enhanced Severance Benefits. The 2021 Employee Severance Plan will also be further amended to provide Enhanced Severance Benefits to those individuals who decline an offer to relocate their principal place of employment more than 40 miles upon or following the closing.  “Cause” is defined in the 2021 Employee Severance Plan.

What happens to my Restricted Stock Unit Award if there is a Change in Control?

At the closing of the Oasis merger, restricted stock units will be converted into adjusted restricted stock units representing the right to receive Oasis shares based on the merger exchange ratio as well as the associated cash merger consideration, subject to the same vesting conditions that currently apply to the award. However, upon a qualifying termination upon or following a Change In Control, all unvested and outstanding restricted stock units shall become 100% vested on the date of such qualifying termination. This vesting will include the cash merger consideration and the cash value of any dividends following the closing.

What are the cash and other benefits provided by the Whiting Employee Severance Plan if there is a Change in Control?

Whiting’s 2021 Employee Severance Plan provides the following benefits for any employee who is involuntarily terminated without “Cause”, permanently laid off, or declines an offer to relocate their principal place of employment more than 40 miles.

•	Cash payment equal to 75% of base salary;

•	A bonus payment (if terminated in 2022, a prorated bonus for the year of termination), paid at target (less any previously paid amount for the current year, e.g. a mid-year bonus payment), or if terminated in 2023 before 2022 bonuses are paid, the full 2022 bonus (less previously paid amount), determined as described above under “2022 Cash bonus benefits”); and

•	Reimbursement of COBRA premiums for 12 months following termination.

What are the cash and other benefits provided by Oasis if there is a Change in Control?

Oasis' severance benefits are provided under two different severance plans that provide similar elements of severance benefits to those provided by Whiting (cash severance, pro rata bonus and reimbursement of COBRA premiums). The benefits vary based on tenure and the plan applicable to the individual.

What benefits will I receive if my employment is terminated as a result of the Change in Control?

Whiting employees who are involuntarily terminated without “Cause”, permanently laid off, or decline an offer to relocate their principal place of employment more than 40 miles will receive either: (i) the severance benefits provided for under the Whiting plan; or (ii) the severance benefits under the applicable Oasis plan would provide for a similarly situated employee, whichever provides the greatest benefit to the employee.  A side-by-side comparison will be made in each case. For the purposes of this comparison, Whiting employees will be limited to 14 years of service which is consistent with Oasis’ maximum service period.

WHITING OIL AND GAS CORPORATION
AMENDED AND RESTATED EMPLOYEE SEVERANCE PLAN

This document sets forth the terms of the Whiting Oil and Gas Corporation Amended and Restated Employee Severance Plan (the "Plan"), which was originally established effective February 27, 2015 as the Whiting Petroleum Corporation Employee Severance Plan. The Plan is hereby amended and restated and renamed effective February 2, 2021. This document constitutes both the plan document and the summary plan description under ERISA.

ARTICLE I
ESTABLISHMENT AND PURPOSE

The Plan Sponsor has adopted this Plan to provide severance benefits to Eligible Employees whose employment terminates in certain circumstances in connection with a change of control of the Company. The Plan will be administered for the exclusive purpose of providing severance benefits to participants in accordance with the provisions of the Plan. The Plan is an employee welfare benefit plan as defined in ERISA. The Plan is not intended to be a pension plan under section 3(2)(A) of ERISA and shall be maintained and administered so as not to be such a plan.

ARTICLE II
DEFINITIONS

The following terms shall have the meanings set forth below:

"Affiliate" shall mean any entity, including but not limited to the Plan Sponsor, which is treated pursuant to Sections 414(b) and (c), respectively, of the Code, as a member of the same controlled group of trades or businesses as the Company, or any trade or business (whether or not incorporated) that is under common control with the Company.

"Annual Base Compensation" shall mean the Employee's current annualized base cash compensation, defined as the current annual base rate of pay as of the date of his or her termination of employment (or as of immediately prior to the Change in Control, if higher), before reduction for compensation deferred pursuant to any plan of the Company or its Affiliates, including but not limited to a plan whereby compensation is deferred in accordance with Section 401(k) of the Code, and before reduction pursuant to Section 125 of the Code. The annual base rate of pay for an hourly Employee for purposes of this Plan shall be equal to the product of (a) fifty-two (52) multiplied by (b) the Employee's hourly rate of pay multiplied by (c) the Employee's regularly scheduled weekly hours (excluding overtime), in the case of each of (b) and (c) as in effect as of the date of his or her termination of employment (or as of immediately prior to the Change in Control, if higher). Annual Base Compensation excludes all items of compensation other than base cash compensation, including, but not limited to, incentive awards, lump sum payments, overtime payments, shift differentials, and non-cash or fringe benefits.

"Cause" shall mean a good faith finding by the Company that the Eligible Employee has (a) failed, neglected, or refused to perform the lawful employment duties related to his or her position or as from time to time assigned to him or her (other than due to disability); (b) committed any willful, intentional, or grossly negligent act having the effect of materially injuring the interest, business, or reputation of the Company; (c) violated or failed to comply in any material respect with the Company's published rules, regulations, or policies, as in effect or amended from time to time; (d) committed an act constituting a felony or misdemeanor involving moral turpitude, fraud, theft, or dishonesty; (e) misappropriated or embezzled any property of the Company (whether or not an act constituting a felony or misdemeanor); or (f) breached any material provision any applicable confidentiality, non-compete, non-solicit, general release, covenant not-to-sue, or other agreement with the Company.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Change in Control" shall mean a Change in Control as defined in the Company's 2020 Equity Incentive Plan.

“COBRA” means continuation coverage under Section 601 et. seq. of ERISA.

"Company" shall mean Whiting Petroleum Corporation, or any successor thereto.

"Eligible Employee" shall mean any Employee who is classified by the Company or an Affiliate as a full-time active employee, who is employed by the Company or an Affiliate, as shown on the Company's or its Affiliates' employment records, and who is not, at the time he or she is notified of involuntary termination or layoff, classified by the Company as being in one or more of the following ineligible categories:

(a)          Part Time Employees. Part Time Employees are persons who are regularly scheduled to work fewer than thirty (30) hours per week.

(b)          Bargaining Unit Employees. Bargaining Unit Employees are persons who are working under a collective bargaining agreement.

(c)          Independent Contractors. Independent Contractors are persons who are classified on the Company's or its Affiliates' records (whether or not correctly and whether or not subsequently determined to have been common law employees) as independent contractors, including persons with respect to whom the Company or its Affiliates paid compensation (whether or not correctly) without deductions for employment or withholding taxes.

(d)          Leased Employees. A Leased Employee is a person who provides services to the Company or an Affiliate as an employee or contractor of a third party pursuant to an agreement between the third party, on the one hand, and the Company or an Affiliate, on the other.

(e)          A Person on Indefinite Unpaid Leave of Absence. A Person on an Indefinite Unpaid Leave of Absence is a person who is absent from work on an indefinite unpaid leave of absence (other than a leave protected under the Family and Medical Leave Act or the Uniformed Services Employment and Reemployment Rights Act) that is not expected to end within thirty (30) days of the date the person is given notice of his or her Termination Date.

(f)          Temporary Employees. Temporary Employees are persons whom the Company classifies as temporary employees or interns, no matter how long they actually are employed by the Company.

"Employee" shall mean a common-law employee of the Company or any of its Affiliates who is treated by the Company or such Affiliate as a common-law employee for employment tax purposes.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

"Plan Administrator" shall mean the person appointed as Plan Administrator pursuant to Section 6.1, or, if no appointment is made, the Vice President, Human Resources of the Company. Whenever the Plan Administrator or his or her delegate has delegated any of the authority or responsibilities of the Plan Administrator to another person ("a delegate"), references to the Plan Administrator shall be deemed to include such delegate.

“Plan Sponsor” means Whiting Oil and Gas Corporation, or any successor thereto.

"Severance Benefit" shall mean the cash payment based upon, among other things, the Employee's Annual Base Compensation as of the date of his or her termination of employment, as determined under Section 4.1 of this Plan.

"Termination Date" shall mean the date of an Eligible Employee's Company-initiated involuntary severance from employment or layoff.

ARTICLE III
ELIGIBILITY AND PARTICIPATION

3.1           Eligibility for Severance Benefits. Subject to the exceptions provided in Section 3.2, an Eligible Employee will be entitled to Severance Benefits under the Plan if and only if the Eligible Employee is involuntarily terminated from employment or permanently laid off on or after a Change in Control, and the Eligible Employee has timely executed and not revoked the applicable General Release required by Section 4.5.

3.2           Ineligibility for Severance Benefits. An Eligible Employee will not be eligible for benefits under this Plan if the Plan Administrator determines that:

(a)          the Employee's employment terminated for Cause or by reason of the Employee's resignation, retirement, death or disability;

(b)          the Employee is offered employment with an Affiliate, or another employer in connection with an asset sale, on terms and conditions that are substantially similar to the Employee's terms and conditions of employment with the Company or its Affiliates; or

(c)          the Employee has failed to timely execute and not revoke the applicable General Release required by Section 4.5.

ARTICLE IV
SEVERANCE BENEFITS

4.1           Severance Benefit Amount. An Eligible Employee who has met the requirements and satisfied the conditions specified in Article III shall be eligible to receive a Severance Benefit comprised of:

(a)          a cash payment equal to 75% of the Eligible Employee’s Annual Base Compensation;

(b)          an additional amount equal to (x) 12, multiplied by (y) the estimated monthly COBRA premium that would be applicable to the Eligible Employee based on the coverage selected by the Employee under the Company’s medical, dental and vision plans as of the Termination Date; and

(c)          an additional amount based on when the Termination Date occurs, as follows: (i) if the Termination Date occurs after the end of an annual bonus period but prior to the payment of the final annual bonus for such completed period, the additional amount shall be equal to the actual final bonus amount, if any, that would have been paid for such completed annual bonus period had the Eligible Employee remained employed through the payment date, or (ii) if the employee is terminated at any other time, the additional amount shall be a pro-rated bonus amount equal to (x) the Eligible Employee’s target annual bonus opportunity for the annual bonus period in which the Termination Date occurs, multiplied by (y) a fraction, the numerator of which is the number of days of employment that have elapsed during the annual bonus period through the Termination Date and the denominator of which is 365, less (z) any previously-paid bonus for the annual bonus period in which the Termination Date occurs (e.g. a mid-year bonus payment).

4.2           Time and Form of Severance Benefit. The Severance Benefit determined in accordance with Section 4.1(a) shall be paid to an Eligible Employee (or to his or her estate, if the Eligible Employee dies prior to receipt of the Severance Benefit) in one or more cash lump sums as soon as reasonably practicable following the Eligible Employee’s execution and non-revocation of the release required by Section 4.5, and in all events within sixty (60) days after the Eligible Employee's Termination Date (or seventy-four (74) days after the Eligible Employee’s Termination Date for the amount specified in 4.1(c)(i)). The Company shall deduct payroll and withholding taxes from the Severance Benefits as determined by the Company or its Affiliates in its or their sole discretion, plus any other deductions authorized under the terms of this Plan or by law.

4.3           Severance Benefit Offsets: Reduction for Costs of Dispute. Severance Benefits may be offset by any amount owed by an Eligible Employee to the Company or any Affiliate.

4.4            Integration with Other Arrangements. To the extent there is a plan, agreement or other arrangement of the Company or its Affiliates in effect that provides an Eligible Employee with (a) more valuable cash severance benefits or (b) benefits of a type not described in the Plan (determined, in each case, without regard to any limits in the arrangement based on Code Section 280G or Code Section 4999), the provisions of such plan, agreement or other agreement will apply in lieu of the applicable provisions of this Plan. Severance Benefits under this Plan also are not intended to duplicate payments such as workers' compensation wage replacement benefits, disability benefits, pay-in-lieu-of-notice or similar benefits under other benefit plans, employment contracts, or applicable laws, including (without limitation) the WARN Act. Should such other payments be payable to an Eligible Employee, Severance Benefits to such Eligible Employee under this Plan will be reduced accordingly or, alternatively, benefits previously paid under this Plan will be treated as having been paid to satisfy such other payment obligations. In either case, the Plan Administrator, in its sole discretion, will determine how to apply this provision and may override other provisions in this Plan in doing so.

4.5           Release. As a condition precedent to receiving Severance Benefits under this Plan, an Eligible Employee shall be required to execute a binding general release of claims in favor of the Company and its Affiliates and related parties using the applicable form (based on the Eligible Employee’s age) attached hereto as Exhibit A-1 or Exhibit A-2 (the “General Release”) within 45 days of the Eligible Employee’s Termination Date, and such General Release must not be revoked during any relevant revocation period such that it becomes fully binding and irrevocable.

ARTICLE V
FUNDING

5.1           Funding. Severance Benefits provided under this Plan shall be paid solely from the Company's or its Affiliates' general assets. This Plan shall be unfunded, and no person shall have a claim under this Plan to any specific assets of the Company or its Affiliates or to any priority of payment over a general unsecured creditor of the Company or its Affiliates.

ARTICLE VI
PLAN ADMINISTRATION

6.1           Plan Administration Responsibilities. The Plan Administrator shall be appointed by the Board of Directors of the Company, or, if no such appointment is made, the Plan Administrator shall be the Vice President, Human Resources of the Company. The Plan Administrator shall be a named fiduciary of the Plan, within the meaning of ERISA §§ 3(16)(A) and 402. The Plan Administrator shall have full discretionary authority to administer and interpret the Plan, including discretionary authority to determine eligibility for participation and for benefits under the terms of the Plan, and shall have authority to delegate all or any portion of his or her authority and responsibilities under the Plan to one or more persons. The Plan shall be interpreted in accordance with its terms and their intended meanings. However, the Plan Administrator and all other persons to whom he or she may delegate any of his or her authority or responsibilities under the Plan shall have the full power, authority and discretion to construe, interpret and administer the Plan, to correct deficiencies or inconsistencies therein, to supply omissions and to make factual determinations. The validity of any such construction, interpretations, administration, corrections, supply of omissions or factual determinations shall not be given de novo review if challenged in court, by arbitration, or in any other forum, and shall be upheld unless clearly arbitrary or capricious. The Plan Administrator may adopt such rules and regulations and may make such decisions as it deems necessary or desirable for the proper administration of the Plan. The Plan Administrator's duties under the Plan shall include the following:

(a)          Severance Benefit Determinations. The Plan Administrator shall have final discretionary authority in determining claims for Severance Benefits including, but not limited to, determining eligibility to participate, determining whether and to what extent Severance Benefits are provided by the Plan and authorizing payment of benefits.

(b)          Reports. The Plan Administrator shall compile and maintain all records necessary for proper administration of the Plan.

(c)          Appointments. The Plan Administrator may engage individuals or entities to perform such legal, actuarial, accounting and other professional and clerical services as may be necessary or proper, and to terminate the services of these individuals or entities upon such notice as the Plan Administrator, in its sole discretion, deems reasonable and prudent.

(d)          Corrections. The Plan Administrator shall correct any error or miscalculation, to the extent practical.

6.2           Binding Effect of Determinations. Any final determination by the Plan Administrator or its delegate will be binding and conclusive upon all persons. To the extent the Plan Administrator or any Plan fiduciary has been granted discretionary authority under the Plan, the Plan Administrator's or Plan fiduciary's prior exercise of such authority shall not obligate it to exercise its authority in a like fashion thereafter.

6.3           Indemnification. The Company and the Plan Sponsor shall indemnify and reimburse, to the full extent permitted by law, the Plan Administrator and all Company and Plan Sponsor board members and employees who may be deemed fiduciaries of the Plan, in connection with carrying out the Plan Administrator's duties under the Plan, for all expenses, losses, and liabilities arising from an act or omission in the management of the Plan. The Company and the Plan Sponsor may satisfy this indemnification obligation through the purchase of insurance.

6.4           Drafting Errors. If, due to errors in drafting, any Plan provision does not accurately reflect its intended meaning, as demonstrated by consistent interpretations or other evidence of intent, or as determined by the Plan Administrator in its sole discretion, the provision shall be considered ambiguous and shall be interpreted by the Plan Administrator and all Plan fiduciaries in a fashion consistent with its intent, as determined in the sole discretion of the Plan Administrator. The Plan Administrator shall amend the Plan retroactively to cure any such ambiguity.

ARTICLE VII
CLAIMS PROCEDURES

7.1           Claims for Benefits. All claims regarding eligibility to participate in the Plan or payment of Severance Benefits shall be handled in accordance with this section.

(a)          Claim. In general, participants shall receive Severance Benefits without having to file a claim. Subject to subsection (e), a participant or any other individual claiming eligibility under the Plan to receive a Severance Benefit that has not been paid, or a larger Severance Benefit than one that has been paid, must complete and file an application for benefits with the Plan Administrator pursuant to procedures established by the Plan Administrator. The Plan Administrator has designated the Human Resources Manager of the Company as the Claims Administrator and has delegated to the Claims Administrator the authority to review all applications for Severance Benefits. The Claims Administrator will notify the claimant in writing of his or her decision within 90 days of receipt of the claimant's application. If special circumstances require any extension of time (not to exceed an additional 60 days) for processing the claim, the Claims Administrator must notify the claimant in writing of the extension prior to the expiration of the initial 90-day period.

(b)          Denial. If the Claims Administrator denies a claim for benefits in whole or in part, the denial notice will state clearly, in language calculated to be understood by the claimant:

(i)	the specific reason(s) for the Claim Administrator's denial;

(ii)	references to the specific Plan Sections on which the denial is based;

(iii)	that documents, records and other information relevant to the claim may be reviewed and copied on request, free of charge;

(iv)	additional material or information the claimant must provide so that the Plan Administrator can reconsider the claim or pay the claim;

(v)	the Plan's appeal procedure; and

(vi)	the claimant's right to bring suit under ERISA § 502(a).

(c)          Appeal. If a claim has been denied by the Claims Administrator, the claimant may appeal the denial within 60 days after receipt of written notice of the denial by submitting, in writing, to the Plan Administrator a request for review of the denial of claim. As part of the appeal process, a claimant may submit a written statement of issues and comments concerning the claim and may request an opportunity to review the Plan and any other pertinent documents on which the initial decision was based. If so requested, the Plan Administrator will provide these documents for inspection by the claimant at a convenient location during regular business hours within 30 days of a request from the claimant.

(d)          Review. If a claimant timely appeals, the Plan Administrator, pursuant to its discretionary authority to administer and interpret the Plan and to determine eligibility for benefits under the terms of the Plan, will review all of the comments, documents, records and other information submitted by the claimant, will render its final decision, with the specific reasons therefor in writing, and transmit this decision to the claimant within 60 days of its receipt of the request for review. If special circumstances require an extension of time, written notice of the extension will be given to the claimant before the end of the original 60-day period, and a decision will be rendered as soon as possible, but not later than 120 days after receipt of the request for review.

(e)          Time Limit on Claims. All claims for Severance Benefits must be filed no later than one year following the date of the individuals' termination of employment. Any claim not made within such time limit shall be waived.

7.2           Exhaustion of Remedies; Time Limit on Legal Proceedings. Any person claiming entitlement to a Severance Benefit under this Plan must exhaust the claims procedures described in this Article VII prior to pursuing any other remedy. Any legal action or proceeding with respect to a Severance Benefit under this Plan must be brought within one year (365 days) after the day the complaining party first knew or should have known of the events giving rise to the complaint. Any such legal action or proceeding not brought within such time limit shall be waived to the extent permitted by applicable law.

ARTICLE VIII
AMENDMENT AND TERMINATION

The Plan may be amended or terminated in whole or in part at any time, in the sole discretion of the Plan Sponsor. Notwithstanding the foregoing, for the one-year period following a Change in Control, the Plan may not be terminated or amended in any manner that would adversely affect the rights of Eligible Employees hereunder.

ARTICLE IX
GENERAL PROVISIONS

9.1           Code Section 409A. This Plan is generally intended to meet the requirements of the "short-term deferral" exception, the "separation pay" exception or other exceptions under Code Section 409A and shall be construed and interpreted accordingly. Notwithstanding anything in this Plan to the contrary, if required by Code Section 409A, payments may only be made under this Plan upon an event and in a manner permitted by Code Section 409A, to the extent applicable.

9.2           Relation to Other Plans. Any prior severance or similar plan of the Company or an Affiliate that might apply to an Eligible Employee is hereby revoked. Severance Benefits under this Plan will not be counted as "compensation" for purposes of determining benefits under any other benefit plan, pension plan, or similar arrangement, unless specifically provided thereunder. Notwithstanding any other provision of this Plan to the contrary, to the extent that the payment of Severance Benefits to an Eligible Employee under this Plan, alone or together with any other amounts, would cause some or all of the Severance Benefits or such other amounts received by such Eligible Employee in connection with a Change in Control (such Severance Benefits and other amounts, the "Total Payments") to be subject to the tax ("Excise Tax") imposed by Code Section 4999 but for this 9.2, then, unless the Eligible Employee is subject to an employment agreement or similar arrangement providing a different result, the Severance Payments shall be reduced such that the value of the aggregate Total Payments that the Eligible Employee is entitled to receive shall be One Dollar ($1.00) less than the maximum amount that the Eligible Employee may receive without being subject to the Excise Tax.

9.3           Severability. If any provision of the Plan is held invalid or unenforceable, its invalidity or unenforceability will not affect any other provisions of the Plan, and the Plan will be construed and enforced as if such provision had not been included in this document.

9.4           Employment Rights. Nothing in the Plan shall be deemed to give any person any right to remain in the employ of the Company or its Affiliates or to affect the right of the Company or its Affiliates to terminate the employment of any person at any time, with or without cause. All employees of the Company and its Affiliates shall remain "at will" employees, except to the extent otherwise provided by an employment agreement or similar arrangement between the employee and the Company or an Affiliate.

9.5           Taxes. Employment and income taxes shall be deducted or withheld from Severance Benefits under the Plan to the extent required by law.

9.6           Governing Law. The Plan shall be construed and enforced in accordance with ERISA and, to the extent not preempted by ERISA, with the laws of the State of Colorado without regard to conflict of laws thereof.

9.7           Overpayments. If any overpayment is made by the Plan for any reason, the Plan Administrator shall have the right to recover such overpayment. The participant shall cooperate fully with the Plan and return any overpayment promptly upon receipt of written request therefor.

9.8           Publication of Explanatory Materials. From time to time, the Company or its Affiliates may issue to employees and others, commentaries, or other materials in connection with an explanation of the provisions of the Plan and its operation. No such materials shall have the effect of modifying, changing, amending, or altering the provisions of the Plan, which shall conclusively control the rights of all parties.

9.9          Assumption, Assignment and Alienation. The Plan Sponsor will require any successor (including, without limitation, any persons acquiring directly or indirectly all or substantially all of the business and/or assets of the Company or the Plan Sponsor, whether by purchase, merger, consolidation, reorganization or otherwise, and such successor shall thereafter be deemed the Plan Sponsor for the purposes of the Plan), to expressly or by operation of law assume and agree to perform the obligations under the Plan in the same manner and to the same extent the Plan Sponsor, the Company and its Affiliates would be required to perform if no such succession had taken place; provided that the assignment of this Plan shall not affect whether a Change in Control has occurred. The Plan shall be binding upon and inure to the benefit of the Plan Sponsor and any successor to the Plan Sponsor, but shall not otherwise be assignable, transferable or delegable by the Plan Sponsor. Assignment or alienation of any benefits provided by this Plan by Eligible Employees will not be permitted or recognized except as required by applicable law.

9.10         Applicable Laws. The Plan shall be construed in a manner intended to comply with applicable laws.

9.11         Miscellaneous. Where the context so indicates, the singular will include the plural and vice versa. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of the Plan. Unless the context clearly indicates to the contrary, a reference to a statute, regulation or document shall be construed as a reference to any successor thereto.

ARTICLE X
PLAN INFORMATION

10.1         General Plan Information. This Plan is a welfare benefit plan providing severance benefits. The Plan number is 513. The Plan year runs from January 1 to December 31 each year.

10.2         Plan Sponsor Information. The plan sponsor's name, address, telephone number, and employer identification number ("EIN") are as follows:

Whiting Oil and Gas Corporation
1700 Lincoln, Suite 4700
Denver, Colorado 80203
EIN: 84-0918829

10.3         Participating Employers. The participating employers include the Company and all of its Affiliates.

10.4         Plan Administrator Information.

The Plan Administrator is responsible for the day-to-day administration and operation of the Plan. Plan records pertaining to an Eligible Employee shall be made available to the Eligible Employee for examination during business hours. Any questions about the Plan should be directed to the Plan Administrator, at the address or telephone number listed below. The Plan Administrator may delegate all or any portion of its authority under the Plan to another person or persons.

The Plan Administrator has the duty to properly administer the Plan. The Plan Administrator has the full power, authority and discretion to construe, interpret and administer the Plan, to correct deficiencies or inconsistencies therein, to supply omissions and to make factual determinations. All decisions, actions and interpretations of the Plan Administrator shall be final, binding and conclusive upon the parties, subject only to the appeal rights described in Section 7.1. The Plan Administrator may adopt such rules and regulations and may make such decisions as it deems necessary or desirable for the proper administration of the Plan.

The Plan Administrator will receive no compensation for services as such. However, all reasonable expenses of the Plan Administrator will be paid or reimbursed by the Company upon proper documentation. The Plan Administrator will not be liable for any act done, or determination made, in good faith in the discharge of the Plan Administrator's duties under the Plan, and the Plan Administrator will be indemnified by the Plan Sponsor and the Company against personal liability for such actions or determinations.

The Plan Administrator's name, address, and telephone number are:

Whiting Oil and Gas Corporation
1700 Lincoln, Suite 4700
Denver, Colorado 80203
Attn: Vice President, Human Resources
(303) 390-4107

10.5         Service of Process. Service of legal process may be made upon the Plan Sponsor at the address above.

ARTICLE XI
STATEMENT OF ERISA RIGHTS AND PROTECTIONS

An employee covered under the Plan (a "participant") is entitled to certain rights and protections under ERISA. ERISA provides that all Plan participants shall be entitled to:

•	Examine, without charge, at the plan administrator's office and at other specified locations, such as worksites, all documents governing the Plan and a copy of the latest annual report (Form 5500 Series) filed by the Plan with the U.S. Department of Labor and available at the Public Disclosure Room of the Employee Benefits Security Administration.

•	Obtain, upon written request to the plan administrator, copies of documents governing the operation of the Plan and copies of the latest annual report (Form 5500 Series). The plan administrator may make a reasonable charge for the copies.

•	Receive a summary of the Plan's annual financial report (if applicable). The plan administrator is required by law to furnish each participant with a copy of this summary annual report.

In addition to creating rights for Plan participants, ERISA imposes duties upon the people who are responsible for the operation of the Plan. The people who operate the Plan, called "fiduciaries," have a duty to do so prudently and in the interest of the Plan participants and beneficiaries. No one, including the Company, or any other person, may fire a participant or otherwise discriminate against him in any way to prevent him from obtaining a welfare benefit or exercising his or her rights under ERISA. If a participant's claim for a welfare benefit is denied or ignored, in whole or in part, the participant has a right to know why this was done; to obtain copies of documents relating to the decision without charge; and to appeal any denial; all within certain time schedules.

Under ERISA, there are steps a participant can take to enforce the rights described above. For instance, if a participant requests materials from the Plan and does not receive them within 30 days, he or she may file suit in a federal court. In such a case, the court may require the plan administrator to provide the materials and pay the participant up to $110 a day until he or she receives the materials, unless the materials were not sent because of reasons beyond the control of the plan administrator. If a participant has a claim for benefits which is denied or ignored, in whole or in part, he or she may file suit in a state or Federal court. If it should happen that a participant is discriminated against for asserting his or her rights, he or she may seek assistance from the U.S. Department of Labor, or he or she may file suit in a Federal court. The court will decide who should pay court costs and legal fees. If the participant is successful, the court may order the person the participant has sued to pay these costs and fees. If a participant loses, the court may order him to pay these costs and fees, for example, if it finds a participant's claim is frivolous.

If a participant has questions about the Plan, he or she should contact the plan administrator. If a participant has any questions about this statement or their rights under ERISA, if they need assistance in obtaining documents from the plan administrator, they should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in the telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue N.W., Washington, D.C. 20210. Participants may also obtain certain publications about their rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

To record the adoption of this amended and restated Plan effective as of February 2, 2021, Whiting Oil and Gas Corporation has caused its authorized representative to sign this document this 2nd day of February, 2021.

Whiting Oil and Gas Corporation

By:
Name:	Lynn A. Peterson
Title:	President and Chief Executive Officer

EXHIBIT A-1
GENERAL RELEASE

LEGAL RELEASE AND SEVERANCE AGREEMENT

By signing below, I warrant, represent and agree that I am the party to this Legal Release and Severance Agreement ("Agreement"). Whiting Petroleum Corporation and its wholly owned subsidiary, Whiting Oil and Gas Corporation, and their subsidiaries, affiliates, predecessors, and their respective officers, directors, employees, agents and representatives are referred to in this Agreement as the "Company."

1. Purpose of This Agreement. I understand that effective [insert termination effective date], I am no longer employed by the Company. As a result, I understand that I am eligible to receive the severance pay ("Severance Pay") set forth in the accompanying Severance Letter from the Company dated [insert date of letter] ("Severance Letter"). One of the conditions to my receipt of the Severance Pay is that I sign this Agreement and legally release the Company from certain claims I may have against it. By signing this Agreement, I understand and agree this Agreement is intended to serve as a legal release of certain claims that I may have against the Company.

2. Claims I Am Waiving and Giving Up. In consideration of the Severance Pay set forth in the Severance Letter from the Company, I agree to waive and give up my right to bring any legal claim and/or lawsuit against the Company which is related in any way, directly or indirectly, to my recruitment, hiring, services to and employment with the Company, the termination or resignation of my employment, the terms and conditions of my employment or any act, omission, conduct or representation of or by the Company that occurred before the effective date of this Agreement. The legal claims and/or lawsuits against the Company that I am waiving, releasing and giving up include, but are not limited to, claims under any federal, state or local law, ordinance, regulation or constitution prohibiting discrimination in the workplace based on disability, handicap, age, sex, race, national origin, religion, retaliation, family and medical leave, sexual orientation, gender identity, genetic or medical information, lawful off duty conduct, or any other form of discrimination, or governing civil rights, labor relations, employment, wages, pay, benefits, whistleblowing, veterans or marital status, or citizenship, including the Age Discrimination in Employment Act, the Worker Adjustment and Retraining Notification Act (WARN Act), the Americans with Disabilities Act, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the National Labor Relations Act, the Fair Labor Standards Act, the Civil Rights Acts of 1866 and 1871 (including 42 U.S.C. §§ 1981-1988), Executive Order 11236, the Rehabilitation Act of 1973, the Employee Retirement and Income Security Act (ERISA), the Securities and Exchanges Acts of 1933 and 1934, the Sarbanes-Oxley Act (SOX), the Consolidated Omnibus Budget Reconciliation Act (COBRA), the Family and Medical Leave Act, the Equal Pay Act, the Fair Credit Reporting Act, the Health Insurance Portability and Accountability Act, the Occupational Safety and Health Act, the Uniform Services Employment and Reemployment Rights Act, the Families First Coronavirus Response Act (FFCRA), the Colorado Anti-Discrimination Act, Colorado's Wage Claim Act, and the Colorado Labor Peace Act, any wage or other employment-related statute of any other state in which I am employed, and any Executive Order of the federal or any state government

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(all as they may be amended); any claim based on the common law for wrongful discharge, constructive discharge, breach of contract or implied contract, breach of the covenant of good faith and fair dealing, express or implied, negligence, fraud, or tort claims of any other nature; and any claim which is equitable in nature, or which seeks injunctive relief. Additionally, I warrant, represent and agree that there is no basis to assert any such claims against the Company. I further represent and agree that: (i) I am waiving and giving up such claims not only on my own behalf, but also on behalf of my spouse or marital community (if any) and my heirs, estates, representatives, executors and successors; and (ii) I have not assigned any such claims to a third party. I FURTHER AGREE TO WAIVE ANY RIGHT TO RECOVER MONETARY DAMAGES IN ANY SUIT, COMPLAINT, CHARGE OR OTHER PROCEEDING FILED BY ME OR ANYONE ELSE ON MY BEHALF.

3. Claims I Am Not Waiving or Giving Up. I understand I am not waiving or giving up any claims that I may have for: (1) government-sponsored unemployment and/or state disability benefits; (2) workers' compensation insurance benefits under the terms of any workers' compensation insurance policy or fund of the Company; (3) continued participation in certain group health benefit plans as permitted by the plans and pursuant to the terms and condition of the federal law known as "COBRA" and any applicable state law counterpart(s) to COBRA; (4) any benefit entitlements vested as of my final day of employment, pursuant to written terms of any applicable employee benefit plan sponsored by the Company and governed by the federal law known as "ERISA"; and (5) any claims that, under applicable federal state or local law, cannot be waived.

4. Severance Pay. I understand and agree that as partial consideration for my signing this Agreement and not timely revoking it as explained in Section 15 below, I will receive the Severance Pay set forth in the Severance Letter. By signing this Agreement, I acknowledge and agree that the amount of the Severance Pay is the correct amount to which I am entitled to receive.

5. Risk of Mistake. I understand that I am waiving the right to bring claims I may not know about even though I recognize that someday I might learn facts that could support one or more of the claims I am giving up. I agree to assume this risk and waive all rights I have under any law that is intended to protect me from waiving unknown claims.

6. Interpretation of Agreement. I understand and agree that this Agreement is intended to be interpreted in the broadest possible manner in favor of the Company, and forever and fully releases any legal or equitable claims I may have against the Company whether I know about the claim or not.

7. Compensation Due. I understand and agree that I have been paid all wages, compensation, bonuses and unused vacation leave or paid leave of any nature to which I am entitled or which may or could become due from the Company, including my final paycheck, except for the Severance Pay set forth in the Severance Letter. Also, I understand and agree that by signing this Agreement, I am not eligible for any other severance benefits under any other

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plan, contract, policy or practice of the Company (excepting only the Severance Pay and any other severance benefits set forth in the Severance Letter).

8. No Pending Claims Against the Company. I warrant, represent and agree that I have not filed, asked someone else to file, nor am I presently a party, to any claim against the Company, and I have not commenced any legal or administrative proceeding against the Company relating in any way to my employment, separation from employment, or any act, omission, conduct or representation of or by the Company prior to the effective date of this Agreement.

9. Governmental Agency Rights. I understand that nothing contained in this Agreement shall prevent me from: filing a charge or complaint with the Equal Employment Opportunity Commission ("EEOC"), the National Labor Relations Board (NLRB), the Occupational Safety and Health Administration (OSHA), the Securities and Exchange Commission (SEC) or applicable state agency (but as set forth in Section 2 above, I waive the right to recover monetary damages or other individual relief in connection with any such charge); or participating in an investigation or proceeding conducted by the EEOC, NLRB, OSHA, SEC or other governmental agency.

10. Cooperation. I agree to make myself available and to fully cooperate with the Company in any investigations, and to provide any requested business information or otherwise provide assistance as the Company shall request or direct from time to time. I also agree that, upon request by the Company, I shall cooperate with and assist the Company in connection with any threatened or pending legal proceedings pertaining to facts, events or occurrences which relate to any information known, or previously known, to me as a result of my employment with the Company. I understand and agree that any such cooperation requested by the Company shall be provided truthfully, honestly and accurately to the best of my ability.

11. Nondisparagement. I agree that I will not make any negative or disparaging statement, comments or social network postings, either as fact or as opinion, about the Company including, but not limited to, the services, products, business, market position, performance and other similar information regarding the Company unless required to do so to testify under oath.

12. Confidentiality. I agree not to disclose any information regarding the existence or terms of this Agreement to any person or entity, except I may disclose the terms of this Agreement to my attorney, tax consultant or tax authorities, or to my spouse. Before disclosing such information to my attorney, tax consultant or spouse, I will notify that person of the confidentiality obligations in this section and obtain that person's agreement to maintain the confidentiality of such information pursuant to the terms hereof.

13. Company Information. I acknowledge that during my employment with the Company, I had access to confidential and proprietary business and computer systems information, all of which is the exclusive property of the Company. I acknowledge and agree that the Company has taken measures to prevent its confidential and proprietary information

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from becoming available to persons other than those selected by the Company to have access thereto for limited purposes, and the disclosure of such information would cause substantial and irreparable harm, loss of good will, and injury to the Company. In return for the consideration provided in this Agreement, I agree that I will not communicate or disclose to any person, firm or entity, or use for my own account, or advise, discuss with, or in any way assist any other person, firm or entity in obtaining or learning about, without the prior written consent of the Company, information concerning any confidential and proprietary information of the Company, including by way of example, but not limited to the whole or any portion or phase of any technical information, design process, procedure, workflow, formula, improvement, equipment used, confidential business or financial information, plans, systems, programs, flow charts, strategies, in-house materials, clients, customers, listings of client and/or customer names, addresses or telephone numbers, or other information relating to the Company's business or affairs or any of its affiliates which is secret or confidential (including, without limitation, any internal computer systems information) which was acquired by me during the term of my employment by the Company.

14. Reemployment. I understand and agree that there is no guarantee of reemployment if I seek or apply for employment with the Company.

15. Rights Under the Older Workers Benefits Protection Act. I understand this Agreement is intended to comply with the Older Workers Benefit Protection Act. I acknowledge and agree that by signing this Agreement I am waiving rights and claims under the Age Discrimination in Employment Act. Pursuant to the Older Workers Benefit Protection Act, this is to confirm that by the Severance Letter and this Agreement, I have been advised in writing (a) to consult with an attorney before signing this Agreement; (b) that I have twenty-one (21) days in which to consider whether to sign this Agreement; (c) that I have seven (7) days after signing this Agreement to revoke the Agreement (the "Revocation Period"); (d) that this Agreement will not be effective or enforceable until this Agreement is signed by me and I do not timely revoke it during the Revocation Period; (e) that the Company will not electronically deposit the Severance Pay referred to in the Severance Letter until the next regular payroll date which is practicable after I sign and return this Agreement provided I have not timely revoked it during the Revocation Period; and (f) the Severance Pay is in addition to anything of value to which I am already entitled. I understand and agree that for my revocation to be effective, it must be in writing and must be delivered to Chris Edwards, Vice President, Human Resources, 1700 Lincoln Street, Suite 4700, Denver, CO 80203, chris.edwards@whiting.com, within the seven (7) day Revocation Period. In the event I timely revoke this Agreement, I understand I will not receive the Severance Pay and this Agreement and the Company's offer of Severance Pay shall become null and void, and of no legal effect.

16. Voluntariness. I have been given the opportunity to seek advice from my financial advisor; I have been advised to consult with an attorney concerning this Agreement; I have had the opportunity to ask and have had answered any questions that I have had with respect to this Agreement; and I have knowingly, voluntarily, of my own free will and after due consideration entered into and signed this Agreement.

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17. Prior Agreements. This Agreement supersedes and overrides any prior agreements or understandings, verbal or written related to any past or future payment obligations by the Company due to me.

18. Interpretation of Agreement. I agree that if any single section or clause of this Agreement should be found unenforceable by a court of competent jurisdiction, it shall be deemed deleted and the remaining sections and clauses shall be enforced in accordance with the intent of this Agreement. I also agree that no provision in this Agreement may be waived, modified, or amended unless in writing and signed by the Company and me. In the event of vagueness or ambiguity, this Agreement shall not be construed against the Company, but shall be construed as if all parties prepared it jointly.

19. Further Assurances. I agree to cooperate fully and to execute any and all supplementary documents and to take all additional actions that may be necessary or appropriate to give full force to the terms of this Agreement.

20. Choice of Law. I agree that Colorado law shall govern the validity and interpretation of this Agreement insofar as federal law does not control.

21. Effective Date. I understand this Agreement shall become effective immediately after the expiration of the Revocation Period referred to in Section 15 provided I: (i) have initialed each page of this Agreement; (ii) have signed and legibly printed my full name below; (iii) have electronically submitted a scanned copy of the signed and initialed Agreement to the Company via electronic mail at chris.edwards@whiting.com within the time limits set forth in Section 15 and in the Severance Letter; and (iv) have not timely revoked the Agreement within the Revocation Period.

CAUTION: READ BEFORE SIGNING BELOW. I HAVE READ THE FOREGOING LEGAL RELEASE AND SEVERANCE AGREEMENT. I FULLY UNDERSTAND THAT THIS AGREEMENT HAS IMPORTANT LEGAL CONSEQUENCES. I HAVE HAD AN OPPORTUNITY TO HAVE THE AGREEMENT FULLY EXPLAINED TO ME BY AN ATTORNEY OF MY CHOOSING; I UNDERSTAND THE AGREEMENT'S FINAL AND BINDING EFFECT; AND I AGREE THAT THE ONLY PROMISES TO ME TO SIGN THIS AGREEMENT ARE THOSE STATED ABOVE.

______________________ Date

______________________ Signature

______________________ Print Name

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EXHIBIT A-2
GENERAL RELEASE

LEGAL RELEASE AND SEVERANCE AGREEMENT

By signing below, I warrant, represent and agree that I am the party to this Legal Release and Severance Agreement ("Agreement"). Whiting Petroleum Corporation and its wholly owned subsidiary, Whiting Oil and Gas Corporation, and their subsidiaries, affiliates, predecessors, and their respective officers, directors, employees, agents and representatives are referred to in this Agreement as the "Company."

1. Purpose of This Agreement. I understand that effective [insert termination date], I am no longer employed by the Company. As a result, I understand that I am eligible to receive the severance pay ("Severance Pay") set forth in the accompanying Severance Letter from the Company dated [insert date of letter] ("Severance Letter"). One of the conditions to my receipt of the Severance Pay is that I sign this Agreement and legally release the Company from certain claims I may have against it. By signing this Agreement, I understand and agree this Agreement is intended to serve as a legal release of certain claims that I may have against the Company.

2. Claims I Am Waiving and Giving Up. In consideration of the Severance Pay set forth in the Severance Letter from the Company, I agree to waive and give up my right to bring any legal claim and/or lawsuit against the Company which is related in any way, directly or indirectly, to my recruitment, hiring, services to and employment with the Company, the termination or resignation of my employment, the terms and conditions of my employment or any act, omission, conduct or representation of or by the Company that occurred before the effective date of this Agreement. The legal claims and/or lawsuits against the Company that I am waiving, releasing and giving up include, but are not limited to, claims under any federal, state or local law, ordinance, regulation or constitution prohibiting discrimination in the workplace based on disability, handicap, age, sex, race, national origin, religion, retaliation, family and medical leave, sexual orientation, gender identity, genetic or medical information, lawful off duty conduct, or any other form of discrimination, or governing civil rights, labor relations, employment, wages, pay, benefits, whistleblowing, veterans or marital status, or citizenship, including the Age Discrimination in Employment Act, the Worker Adjustment and Retraining Notification Act (WARN Act), the Americans with Disabilities Act, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the National Labor Relations Act, the Fair Labor Standards Act, the Civil Rights Acts of 1866 and 1871 (including 42 U.S.C. §§ 1981-1988), Executive Order 11236, the Rehabilitation Act of 1973, the Employee Retirement and Income Security Act (ERISA), the Securities and Exchanges Acts of 1933 and 1934, the Sarbanes-Oxley Act (SOX), the Consolidated Omnibus Budget Reconciliation Act (COBRA), the Family and Medical Leave Act, the Equal Pay Act, the Fair Credit Reporting Act, the Health Insurance Portability and Accountability Act, the Occupational Safety and Health Act, the Uniform Services Employment and Reemployment Rights Act, the Families First Coronavirus Response Act (FFCRA), the Colorado Anti-Discrimination Act, Colorado's Wage Claim Act, and the Colorado Labor Peace Act, any wage or other employment-related statute of any other state in which I am employed, and any Executive Order of the federal or any state government

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(all as they may be amended); any claim based on the common law for wrongful discharge, constructive discharge, breach of contract or implied contract, breach of the covenant of good faith and fair dealing, express or implied, negligence, fraud, or tort claims of any other nature; and any claim which is equitable in nature, or which seeks injunctive relief. Additionally, I warrant, represent and agree that there is no basis to assert any such claims against the Company. I further represent and agree that: (i) I am waiving and giving up such claims not only on my own behalf, but also on behalf of my spouse or marital community (if any) and my heirs, estates, representatives, executors and successors; and (ii) I have not assigned any such claims to a third party. I FURTHER AGREE TO WAIVE ANY RIGHT TO RECOVER MONETARY DAMAGES IN ANY SUIT, COMPLAINT, CHARGE OR OTHER PROCEEDING FILED BY ME OR ANYONE ELSE ON MY BEHALF.

3. Claims I Am Not Waiving or Giving Up. I understand I am not waiving or giving up any claims that I may have for: (1) government-sponsored unemployment and/or state disability benefits; (2) workers' compensation insurance benefits under the terms of any workers' compensation insurance policy or fund of the Company; (3) continued participation in certain group health benefit plans as permitted by the plans and pursuant to the terms and condition of the federal law known as "COBRA" and any applicable state law counterpart(s) to COBRA; (4) any benefit entitlements vested as of my final day of employment, pursuant to written terms of any applicable employee benefit plan sponsored by the Company and governed by the federal law known as "ERISA"; and (5) any claims that, under applicable federal state or local law, cannot be waived.

4. Severance Pay. I understand and agree that as partial consideration for my signing this Agreement, I will receive the Severance Pay set forth in the Severance Letter. By signing this Agreement, I acknowledge and agree that the amount of the Severance Pay is the correct amount to which I am entitled to receive.

5. Risk of Mistake. I understand that I am waiving the right to bring claims I may not know about even though I recognize that someday I might learn facts that could support one or more of the claims I am giving up. I agree to assume this risk and waive all rights I have under any law that is intended to protect me from waiving unknown claims.

6. Interpretation of Agreement. I understand and agree that this Agreement is intended to be interpreted in the broadest possible manner in favor of the Company, and forever and fully releases any legal or equitable claims I may have against the Company whether I know about the claim or not.

7. Compensation Due. I understand and agree that I have been paid all wages, compensation, bonuses and unused vacation leave or paid leave of any nature to which I am entitled or which could or may become due from the Company, including my final paycheck, except for the Severance Pay set forth in the Severance Letter. Also, I understand and agree that by signing this Agreement, I am not eligible for any other severance benefits under any other

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plan, contract, policy or practice of the Company (excepting only the Severance Pay and any other severance benefits set forth in the Severance Letter).

8. No Pending Claims Against the Company. I warrant, represent and agree that I have not filed, asked someone else to file, nor am I presently a party, to any claim against the Company, and I have not commenced any legal or administrative proceeding against the Company relating in any way to my employment, separation from employment, or any act, omission, conduct or representation of or by the Company prior to the effective date of this Agreement.

9. Governmental Agency Rights. I understand that nothing contained in this Agreement shall prevent me from: filing a charge or complaint with the Equal Employment Opportunity Commission ("EEOC"), the National Labor Relations Board (NLRB), the Occupational Safety and Health Administration (OSHA), the Securities and Exchange Commission (SEC) or applicable state agency (but as set forth in Section 2 above, I waive the right to recover monetary damages or other individual relief in connection with any such charge); or participating in an investigation or proceeding conducted by the EEOC, NLRB, OSHA, SEC or other governmental agency.

10. Cooperation. I agree to make myself available and to fully cooperate with the Company in any investigations, and to provide any requested business information or otherwise provide assistance as the Company shall request or direct from time to time. I also agree that, upon request by the Company, I shall cooperate with and assist the Company in connection with any threatened or pending legal proceedings pertaining to facts, events or occurrences which relate to any information known, or previously known, to me as a result of my employment with the Company. I understand and agree that any such cooperation requested by the Company shall be provided truthfully, honestly and accurately to the best of my ability.

11. Nondisparagement. I agree that I will not make any negative or disparaging statement, comments or social network postings, either as fact or as opinion, about the Company including, but not limited to, the services, products, business, market position, performance and other similar information regarding the Company unless required to do so to testify under oath.

12. Confidentiality. I agree not to disclose any information regarding the existence or terms of this Agreement to any person or entity, except I may disclose the terms of this Agreement to my attorney, tax consultant or tax authorities, or to my spouse. Before disclosing such information to my attorney, tax consultant or spouse, I will notify that person of the confidentiality obligations in this paragraph and obtain that person's agreement to maintain the confidentiality of such information pursuant to the terms hereof.

13. Company Information. I acknowledge that during my employment with the Company, I had access to confidential and proprietary business and computer systems information, all of which is the exclusive property of the Company. I acknowledge and agree

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that the Company has taken measures to prevent its confidential and proprietary information from becoming available to persons other than those selected by the Company to have access thereto for limited purposes, and the disclosure of such information would cause substantial and irreparable harm, loss of good will, and injury to the Company. In return for the consideration provided in this Agreement, I agree that I will not communicate or disclose to any person, firm or entity, or use for my own account, or advise, discuss with, or in any way assist any other person, firm or entity in obtaining or learning about, without the prior written consent of the Company, information concerning any confidential and proprietary information of the Company, including by way of example, but not limited to the whole or any portion or phase of any technical information, design process, procedure, workflow, formula, improvement, equipment used, confidential business or financial information, plans, systems, programs, flow charts, strategies, in-house materials, clients, customers, listings of client and/or customer names, addresses or telephone numbers, or other information relating to the Company's business or affairs or any of its affiliates which is secret or confidential (including, without limitation, any internal computer systems information) which was acquired by me during the term of my employment by the Company.

14. Reemployment. I understand and agree that there is no guarantee of reemployment if I seek or apply for employment with the Company.

15. Voluntariness. I have been given the opportunity to seek advice from my financial advisor; I have been advised to consult with an attorney concerning this Agreement; I have had the opportunity to ask and have had answered any questions that I have had with respect to this Agreement; and I have knowingly, voluntarily, of my own free will and after due consideration entered into and signed this Agreement.

16. Prior Agreements. This Agreement supersedes and overrides any prior agreements or understandings, verbal or written related to any past or future payment obligations by the Company due to me.

17. Interpretation of Agreement. I agree that if any single section or clause of this Agreement should be found unenforceable by a court of competent jurisdiction, it shall be deemed deleted and the remaining sections and clauses shall be enforced in accordance with the intent of this Agreement. I also agree that no provision in this Agreement may be waived, modified, or amended unless in writing and signed by the Company and me. In the event of vagueness or ambiguity, this Agreement shall not be construed against the Company, but shall be construed as if all parties prepared it jointly.

18. Further Assurances. I agree to cooperate fully and to execute any and all supplementary documents and to take all additional actions that may be necessary or appropriate to give full force to the terms of this Agreement.

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19. Choice of Law. I agree that Colorado law shall govern the validity and interpretation of this Agreement insofar as federal law does not control.

20. Effective Date. I understand this Agreement shall become effective immediately after I: (i) have initialed each page of this Agreement; (ii) have signed and legibly printed my full name below; and (iii) have electronically submitted a scanned copy of the signed and initialed Agreement to the Company via electronic mail at chris.edwards@whiting.com within the time limits described in the Severance Letter.

CAUTION: READ BEFORE SIGNING BELOW. I HAVE READ THE FOREGOING LEGAL RELEASE AND SEVERANCE AGREEMENT. I FULLY UNDERSTAND THAT THIS AGREEMENT HAS IMPORTANT LEGAL CONSEQUENCES. I HAVE HAD AN OPPORTUNITY TO HAVE THE AGREEMENT FULLY EXPLAINED TO ME BY AN ATTORNEY OF MY CHOOSING; I UNDERSTAND THE AGREEMENT'S FINAL AND BINDING EFFECT; AND I AGREE THAT THE ONLY PROMISES TO ME TO SIGN THIS AGREEMENT ARE THOSE STATED ABOVE.

______________________ Date	______________________ Signature
	______________________ Print Name

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